UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Rite Aid Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

767754104

(CUSIP Number)

Brigitte Dufour

The Jean Coutu Group (PJC) Inc.

530 rue Beriault

Longueuil QC, Canada, J4G 1S8

(450) 646-9611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

13D/A
CUSIP No. 767754104

1	Name of reporting persons The Jean Coutu Group (PJC) Inc. I.R.S. Identification Nos. of above persons (entities only) 98-0397546
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds NA
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

13D/A
CUSIP No. 767754104

1	Name of reporting persons Jean Coutu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds NA
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

13D/A
CUSIP No. 767754104

1	Name of reporting persons 3958230 Canada Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds NA
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

This Amendment No. 6 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2007 (as further amended by the Amendment No. 1 dated July 5, 2011, Amendment No. 2 dated April 19, 2012, Amendment No. 3 dated April 23, 2012, Amendment No. 4 dated April 15, 2013 and Amendment No. 5 dated June 26, 2013, the “Schedule 13D”), by The Jean Coutu Group (PJC) Inc., a Quebec corporation (“PJC”), 3958230 Canada Inc., a Canadian corporation (“Numbered Company”), and Jean Coutu, a Canadian citizen (“Mr. Coutu”). This Amendment No. 6 relates to shares of common stock, par value $1.00 per share (the “Common Stock”), of Rite Aid Corporation (the “Issuer”) previously held by PJC. The principal executive offices of the Issuer are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The Issuer’s telephone number is (717) 761-2633. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 6.

Item 4.	Purpose of Transaction.

On June 4, 2007, the Issuer completed its acquisition (the “Acquisition”) of the Brooks and Eckerd drugstore chains from PJC. Pursuant to the terms of the Acquisition, the Issuer paid approximately $2.36 billion in cash, and issued 250,000,000 shares of Common Stock of the Issuer to PJC. The shares of Common Stock have been held by PJC for investment purposes since the completion of the Acquisition.

On July 17, 2013, PJC transmitted a Form 144 (the “Form 144”) with the SEC disclosing its intent to sell up to 65,401,162 shares of Common Stock of the Issuer in open market transactions. On July 17, 2013, PJC sold 3,950,000 shares of Common Stock of the Issuer and, on July 18, 2013, 2013, PJC sold 61,451,162 shares of Common Stock of the Issuer in brokered transactions pursuant to Rule 144 (collectively, the “Sale”). PJC determined to dispose of its shares of Common Stock of the Issuer based on market conditions at the time of the Sale.

Section 3.1(c)(iv) of the Stockholder Agreement, dated as of August 23, 2006 (the “Stockholder Agreement”), among the Issuer, PJC and certain members of the Coutu family provides that if at any time PJC’s beneficial ownership of Common Stock of the Issuer falls below 5%, then PJC will cause all remaining members of the Board of Directors of the Issuer that have been designated by PJC pursuant to the Stockholders Agreement to immediately resign. As a result of the Sale, PJC’s beneficial ownership of Common Stock of the Issuer fell below this threshold. As agreed with the Issuer, on July 18, 2013, François J. Coutu resigned from the Board of Directors of the Issuer effective October 30, 2013.

Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

The response to Item 6 is incorporated herein by this reference.

Following the Sale, PJC, Numbered Company and Mr. Coutu are the beneficial owners of, and have the sole power to vote and dispose of, 0 shares of the Common Stock, representing 0% of the Common Stock issued and outstanding.

Set forth below are the sales of Common Stock by PJC since the filing of Amendment No. 5 to the Schedule 13D:

Date	Number of Shares	Average Price per Share
July 17, 2013	3,950,000	$3.00250
July 18, 2013	61,451,162	$2.95000

The above transactions were effected in brokered transaction on the open market pursuant to Rule 144.

The Reporting Persons ceased to be five percent (5%) beneficial owners of the Common Stock on July 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2013	THE JEAN COUTU GROUP (PJC) INC.

	By:	/s/ Jean Coutu
		Name:	Jean Coutu
		Title:	Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2013	3958230 CANADA INC

	By:	/s/ Jean Coutu
		Name:	Jean Coutu
		Title:	Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2013	/s/ Jean Coutu
Jean Coutu